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                       TELEMIG CELULAR PARTICIPACOES S.A.
                              Publicly Held Company
              CNPJ/MF N(0) 02.558.118-001-65 NIRE N(0) 5530000577-0

                     MINUTES OF THE ORDINARY GENERAL MEETING
                        AND EXTRAORDINARY GENERAL MEETING
    (Drawn in summary form as per Paragraph 1 of Art. 130 of Law No. 6404/76)

DATE, TIME AND VENUE:
---------------------

On the fourteen (14) of April, 2004, at 10 a.m., in the headquarters of Telemig Celular Participacoes S.A. ("Company"), at SCN, Quadra 04, Bloco B, No. 100 - Centro Empresarial VARIG - Torre Oeste - 7(0) Andar - sala 702, in Brasilia, DF.

CALL NOTICE:
------------

The meetings were duly called as per Call Notice published as required under Paragraph 1, Article 124 of Law No. 6404/76, in the newspapers "Diario Oficial do Distrito Federal" and "Gazeta Mercantil", in their editions of 4, 5 and 8 of March, 2004.

ATTENDANCE:
-----------

Shareholders representing more than two thirds of the shares with voting rights, as evidenced by the registration and signatures in the Shareholders' Attendance Book.

The meeting was attended also by: Messrs. Joao Cox Neto, Chief Financial Officer representing the Company; Mr. Gilberto Braga, member of the Audit Board; and Mrs. Luciene Coelho, representing Ernst & Young Auditores Independentes S/C.

QUORUM, OPENING, INSTALLATION AND PRESIDING BOARD:
--------------------------------------------------

After proper evidence of the quorum required, the Ordinary and Extraordinary Meetings were installed according to Article 16 of the Company's Bylaws by the Chief Financial Officer, Mr. Joao Cox Neto, and the attending shareholders unanimously appointed Mrs. Danielle Silbergleid Ninio and Mr. Joao Ricardo de Azevedo Ribeiro, as Chairman and Secretary of the Meeting.

AGENDA:
-------

The Secretary proceeded to read the Agendas of the meetings as published in the Call Notice, which are transcribed below:

Ordinary General Meeting:
-------------------------

1. Receive Management Accounts, examine, discuss and vote the financial statements relative to fiscal year 2003;
2. Resolve upon destination of net income for fiscal year 2003 and dividend payout;
3. Elect the members of the Board of Directors of the Company;
4. Elect the members of the Audit Board, and establish their remuneration as per article

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                               Participacoes S.A.
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162, ss. 3 of Law No. 6404/76.

Extraordinary General Meeting:
------------------------------

1. Resolve upon the global remuneration to be paid to the members of the Board of Directors;
2. Capitalize the assets represented by the premium from issuance of shares of the Company and corresponding increase of the capital stock;
3. Capitalize profit reserves in the amount in excess of the capital stock value;
4. Amend article 5 of the Company's Bylaws to incorporate the capital stock changes arising from items 2 and 3 above.

READING OF DOCUMENTS:
---------------------

Reading of the documents referred to in Article 133 of Law No. 6404/76 was dispensed with, since all the shareholders of the company had full knowledge of them.

RESOLUTIONS:
------------

I - PRELIMINARY ISSUES:
-----------------------

The Chairman of the Meeting proposed that the Minutes of this Ordinary and Extraordinary General Meeting be drawn in summary form according to the provisions of Article 130, Paragraph One, of Law No. 6404/76, provided assurance of the shareholders' rights described in subitems "a" and "b" of the same law, and this was unanimously approved.

The Chairman of the Meeting acknowledged receipt of the voting instructions sent by Telpart Participacoes S.A., for the purpose of paragraphs 8 and 9, Article 118 of Law No. 6404/76, which are to be filed at the Company's headquarters.

The Chairman of the Meeting acknowledged receipt and filing at the Company's headquarters, of the protest made by shareholders Brazvest Fund Delaware LLC, Globalvest Hedge Delaware LLC, Globalvest Value Holdings Delaware LLC, Latinvest Fund Delaware LLC, Latinvest Holdings Delaware LLC, Latinvest Partners Delaware LLC, Utilitivest II Delaware LLC, Utilitivest III Delaware LLC ("Globalvest Funds") regarding the impossibility of exercising their voting rights and power of veto for election of the members of the Board of Directors and of the Audit Board, due to judicial orders from court and orders from Agencia Nacional de Telecomunicacoes, the regulating agency.

The Chairman of the Meeting recorded the receipt of a copy of the new sentence issued by the Honorable Judge of the 22nd.Federal Court of the Judiciary Section of the Federal District on April 13 2004, confirming the decision that granted advance relief in the proceeding of Case No. 2002.34.00.011448-2 that suspended the exercise, in the General Meetings of the Company, of voting rights and power of veto of the investment funds managed by Globalvest Management Company L.P.

II - ORDINARY GENERAL MEETING:
------------------------------

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                               Participacoes S.A.
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The attending shareholders resolved upon the following:

1. Unanimous and unqualified approval of the Management Report and Financial Statements, accompanied by the opinion of the independent accountants - Ernst & Young - and favorable report of the Audit Board, for the fiscal period ended on December 31, 2003, as published in the newspapers "Diario Oficial do Distrito Federal" and "Gazeta Mercantil", in their editions of March 4, 2004;

2. Unanimous approval of the proposition made by the Management for allocation of the net income for the period, in the amount of one hundred and forty-eight million, one hundred and forty-eight thousand, three hundred and forty-one reais and twenty-three cents (R$ 148.148.341,23), and payout of dividends relative to fiscal period 2003, as proposed by the Management, reflected in the Financial Statements approved in this Meeting and published on March 4, 2004.

3. Unanimous approval, with abstention of Fundos Globalvest that presented a statement to be kept in the files of the Company, the election, according to
Article 150 of Law No. 6404/76, of the following members for the vacant seats of the Board of Directors of the Company in order to complete the service term:

Wagner Pinheiro de Oliveira, Brazilian, married, economist, bearer of ID Card No. 13.998.637 issued by SSP-SP, Individual Taxpayer (CPF) No. 087.166.168-39, with address at Rua do Ouvidor n(0) 98 - 9(0) andar - Rio de Janeiro/RJ, as full member; and Aparecido Serio da Silva, Brazilian, lawyer, married, bearer of the ID Card No. 92.873, issued by OAB/RJ, Individual Taxpayer (CPF) No. 004.703.298-74, with address at Rua Imaculado Coracao de Maria, Aracatuba, SP, as respective deputy member.

Eleazar de Carvalho Filho, Brazilian, married, economist, bearer of the ID Card No. 11620489 issued by SSP/SP, Individual Taxpayer (CPF) No. 382.478.107-78 , with address at Rua Iposeira, n(0) 530, Rio de Janeiro-RJ, as full member; and Jose Geraldo Maciel Junior, Brazilian, engineer, single, bearer of the ID Card No. 1141769 issued by SSP/SP, Individual Taxpayer (CPF) No. 634.907.811-04, with address at Av. Ataulfo de Paiva n(0) 566 apto. 902 - Rio de Janeiro/RJ, as respective deputy member.

Elie Jaques Sherique, Brazilian, single, lawyer, bearer of the ID Card No. 116.257, issued by OAB/RJ, Individual Taxpayer (CPF) No. 053.595.157-40, resident and domiciled in the City and State of Rio de Janeiro, with office at Av. Presidente Wilson n(0) 231, 28(0) andar, as deputy of Board member Marcos Nascimento Ferreira.

Beatriz Marques de Barros, Brazilian, single, lawyer, bearer of the ID Card No. 112.547, issued by OAB/RJ, Individual Taxpayer (CPF) No. 014.126.307-54, resident and domiciled in the City and State of Rio de Janeiro, with office at Av. Presidente Wilson, n(0) 231, 28(0) andar (parte), as deputy of Board member Veronica Valente Dantas.

Daniela Maluf Pfeiffer, Brazilian, divorced, business administrator, bearer of the ID Card No. 08046911-7, issued by IFP/RJ, Individual Taxpayer (CPF) No. 018.613.777-03, resident and

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                               Participacoes S.A.
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domiciled in the City and State of Rio de Janeiro, with office at Av. Presidente
Wilson, n(0) 231, 28(0) andar (parte), as deputy member of Board member Rodrigo Bhering Andrade.

For the purpose of the provisions of Article 4 of CVM Instruction No. 367 of May 29, 2002, the Chairman recorded that the resumes of the members of the Board of Directors elected by the Meeting were received and are to be filed at the Company's headquarters.

4. As to the election of the members of the Audit Board, whose terms will be until the next General Ordinary Meeting of the Company, to be held in 2005, a separate election was held first, by owners of preferred shares without voting rights and the following were elected:

     i) Aldo Bastos Alfano, Brazilian, widower, retired bank officer, bearer of ID Card No. 1477969, issued by IFO, Individual Taxpayer (CPF) No. 041.525.907-00, resident and domiciled in the City and State of Rio de Janeiro, at Praia do Jequia, 90, apt. 301 as full member; and Jose Romildo Borges Ferreira, Brazilian, married, lawyer and accountant, bearer of ID Card No. 11758702, issued by SSP/SP, Individual Taxpayer
          (CPF) No. 044.149.857-49, resident and domiciled in the City and State of Sao Paulo, at Rua, as respective deputy member.

Following this, the attending members unanimously approved, with abstention of Fundos Globalvest that presented a statement to be kept in the files of the Company, the election of the following members of the Audit Board of the Company, whose terms will be until the next General Ordinary Meeting of the Company, to be held in 2005:

     ii) Luiz Otavio Nunes West, Brazilian, married, accountant, bearer of ID Card No. 1.178.095, issued by SSP/BA, Individual Taxpayer (CPF) No. 146.745.485-00, resident and domiciled in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson, 231 - 28(degree) andar (parte), as full member; and Carlos de A. Vasques de Carvalho Neto, Brazilian, single, accountant, bearer of ID Card No. 07804130-91, issued by SSP/BA, Individual Taxpayer (CPF) No. 955.799.825-34, resident and domiciled in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson, 231 - 28(degree) andar (parte), as respective deputy member;

     iii) Augusto Cesar Calazans Lopes, Brazilian, married, accountant, bearer of ID Card No. 09752473-0, issued by IFP/RJ, Individual Taxpayer (CPF) No. 042.980.307-92, resident and domiciled in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson, 231 - 28(degree) andar (parte), as full member; and Raimundo Jose do Prado Vieira, Brazilian, married, accountant, bearer of ID Card No. 644.340, issued by SSP/BA, Individual Taxpayer (CPF) No. 091.618.765-72, resident and domiciled in the city of Salvador, State of Bahia, at Rua do Ebano, 194, apto. 1202, as respective deputy member;

     iv) Gilberto Braga, Brazilian, married, economist, bearer of ID Card No. 04722037-1, issued by IFP/RJ, Individual Taxpayer (CPF) No. 595.468.247-04, resident and domiciled in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson, 231 - 28(degree) andar (parte), as full member; and Genivaldo Almeida Bonfim, Brazilian, married, accountant, bearer of ID Card No. 1154372-82, issued by SSP/BA, Individual Taxpayer (CPF) No. 180.097.946-00, resident and domiciled in the city of

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                               Participacoes S.A.
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          Salvador, Estado da Bahia, at Rua Ceara, 121, apto. 101 - 28(degree)
          andar (parte), as respective deputy member;

The individual monthly remuneration of the full members of the Audit Board was set by unanimous vote, with abstention of Fundos Globalvest that presented a statement to be kept in the files of the Company, at two thousand and seven hundred reais (R$ 2.700,00), observing the minimum provided for in Article 152 of Law No. 6404/76.

III - EXTRAORDINARY GENERAL MEETING:
------------------------------------

The attending shareholders resolved:

1. to approve, by unanimous vote, with abstention of Fundos Globalvest that presented a statement to be kept in the files of the Company, the global amount of the remuneration to be paid to the Directors of the Company, during fiscal year 2004, at up to four million and two hundred thousand reais (R$ 4.200.000,00), to be distributed among the members of the Board of Directors and Executive Board as resolved upon by the Board of Directors.

2. to approve, by unanimous vote, the capitalization of the tax benefit granted to the Company, arising from amortization of the premium referring to fiscal year 2003, in the amount of twenty-two million, eight hundred and eighty thousand, seven hundred and twenty-four reais and ninety-nine cents (R$ 22.880.724,99), through the issuance of: (a) one billion, two hundred and thirty-four million, eight hundred and thirty-two thousand, two hundred and ninety-nine (1,234,832,299) common shares, at the issue price of R$ 8,7727 per block of thousand shares; and (b) two billion, eighty-five million, three hundred and forty thousand, eight hundred and eighty-four (2,085,340,884) preferred shares, at the issue price of R$ 5,7774 per block of thousand shares. Such price is based on the price at the stock exchange of the last sixty (60) days prior to this General Meeting, weighted according to the volume traded. The shares issued hereunder, shall be entitled to full dividends relative to fiscal year 2004, but they shall not be entitled to dividends relative to fiscal year ended on December 31, 2003.

In accordance with the Protocol of Incorporation of company "27 de agosto Participacoes S.A.", such issuance shall be made on behalf of shareholder Telpart Participacoes S.A., assuring to the other shareholders preferred rights for acquisition of the shares issued, in the same class as the shares owned by them, in the proportion of 9,575,067 shares for each block of one thousand common or preferred shares. Preferred rights shall be exercised within thirty
(30) days after publication of the pertinent Notice to Shareholders, observing the provisions of Article 171, Paragraph 1, of Law No. 6404/76. The amounts received from the shareholders that exercised preferred rights shall be paid to shareholder Telpart Participacoes S.A., according to Article 171, Paragraph 2, of Law No. 6404/76.

3. to approve, by unanimous vote, capitalization of profit reserves in the amount in excess of the capital stock value of fifty million, five hundred and seventy-nine thousand, two hundred and seventy-five reais and one cent (R$ 50.579.275,01), without issuance of shares, in accordance with Article 199 of Law No. 6404/76.

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                               Participacoes S.A.
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4. In view of the resolution of items 2 and 3 above, Article 5 of the Company
Bylaws becomes effective with the following wording:

           "Art. 5 - The subscribed capital stock fully paid up is three hundred and thirty-six million and five hundred thousand reais (R$ 336.500.000,00), represented by three hundred and fifty billion, seventy-two million, one hundred and ten thousand, six hundred and ninety-four (350,072,110,694) shares, of which one hundred and thirty billion, one hundred and ninety-eight million, one hundred and thirty-two thousand, eight hundred and sixty-two (130,198,132,862) are common shares and two hundred and nineteen billion, eight hundred and seventy-three million, nine hundred and seventy-seven thousand (219,873,977,832) are preferred shares, all of which are registered, no-par value shares."

The Meeting also approved the consolidation of the Bylaws to incorporate the amendments approved hereby. The Bylaws shall be kept in the Company's files.

CLARIFICATIONS:
---------------

The Chairman of the Meeting provided the following clarification:

1) Publication of the signature of the shareholders that attended the Meeting was dispensed with, according to Article 130, paragraph 2 of Law No. 6404/76;

2) The shareholders were informed, according to Article 289, paragraph 3 of Law No. 6404/76, that the statutory notices of the Company shall now be published in the Valor Economico newspaper, in addition to the Diario Oficial do Distrito Federal, provided observance of all applicable legal provisions.

3) Some written statements of vote were received, and shall be kept filed in the headquarters of the Company.

CLOSING STATEMENT:
------------------

There being no further matter for discussion, the meeting was adjourned so that these minutes could be drawn, which after being read and unanimously approved, were signed by the Chairman, the Secretary and attending shareholders

Brasilia, April 14, 2004.


Danielle Silbergleid Ninio                      Joao Ricardo de Azevedo Ribeiro
CHAIRMAN OF THE MEETING                         SECRETARY TO THE MEETING


By Proxy Hiram Bandeira Pagano Filho
Latinvest Partners Delaware LLC
Latinvest Holdings Delaware LLC
By Proxy Hiram Bandeira Pagano Filho

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                               Participacoes S.A.
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Globalvest Value Holdings Delaware LLC
Utilitivest III Delaware LLC
Brazvest Fund Delaware LLC
Globalvest Hedge Delaware LLC
Utilitivest II Delaware LLC
Latinvest Fund Delaware LLC

By Proxy George Washington Tenorio Marcelino
Capital Guardian EM. MKTS.R.EQ.FD.FOR TAX.E
Capital Guardian Emerg Mkts Equi Mast Fd
Capital Guardian Em. Mkts. R. Eq. Fd. For Tax. E.
Capital Guardian Emerg mkts Equi mast fd
Capital G. Em. Mark Eq. Fund For Tax Exempt T
Capital Internat. Emerg. Markets Fund
Emerging Markets Growth Fund Inc
Vanguard Emerging Markets Stock Index Fund
The Master Trust Bank of Japan Ltd.
Teacher Retirement System of Texas
Central States Southeast Areas Pension Fund
Philips Electronics North America Corporation Master Retirement Trust Virginia Retirement System
SEI Investments Canada Company Emerging Markets Equity Fund

By Proxy Andrea Ribeiro Moreira
ABN Amro Bank N.V. Suc. Montevideo

By Proxy Beatriz Marques de Barros
Telpart Participacoes S.A.

By Proxy:Tomas Borges Otoni Neiva
Parcom Participacoes S.A.
Rhodes Participacoes Ltda.
OPP I FIA

Marcos Nascimento Ferreira

Beatriz Marques de Barros

Danielle Silbergleid Ninio

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